UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HYPERION THERAPEUTICS, INC.

(Name of Subject Company)

HYPERION THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44915N 101

(CUSIP Number of Class of Securities)

Jeffrey S. Farrow

Chief Financial Officer

2000 Sierra Point Parkway, Suite 400

Brisbane, CA 94005

(650) 745-7802

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael J. Kennedy, Esq.

Steve L. Camahort, Esq.

Dana C.F. Kromm, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

(415) 616-1100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Hyperion Therapeutics, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Ghrian Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Horizon Pharma, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of the common stock, par value $0.0001 per share (the “Shares”), of the Company at a purchase price of $46.00 per Share (the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on April 9, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information below the paragraph at the end of the Item:

“Expiration of the Offer.

The Offer and withdrawal rights expired at 12:01 a.m (New York City Time) on May 7, 2015. The depositary for the Offer has indicated that, as of the expiration of the Offer, a total of 18,522,306 Shares have been validly tendered and not properly withdrawn pursuant to the Offer (not including 498,982 Shares tendered pursuant to notices of guaranteed delivery which had not been delivered to the depositary for the Offer prior to the expiration of the Offer), representing approximately 86% of the outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition, as such term is defined in the Offer to Purchase. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and expects to promptly pay for all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer.

As a result of its acceptance of, and following payment for, the Shares tendered in the Offer, Purchaser will have acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the company pursuant to Section 251(h) of the DGCL. Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and Shares owned by the Company, and in each case not held on behalf of third parties, and (ii) Shares owned by stockholders who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares) will at the effective time of the Merger be converted into the right to receive the Merger Consideration. Following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934.

The full text of the press release issued on May 7, 2015, announcing the expiration and results of the Offer is attached as Exhibit (a)(12) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9. Exhibits.

Item 12 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(12)	Press Release issued by Horizon Pharma plc. and Hyperion Therapeutics, Inc., dated May 7, 2015 (incorporated by reference to Exhibit (a)(5)(iv) to Amendment No. 5 to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on May 7, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hyperion Therapeutics, Inc.

By:	/s/ Donald Santel
	Name:	Donald J. Santel
	Title:	President and Chief Executive Officer

Dated: May 7, 2015

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